Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SENA 401(k) Plan

c/o Stora Enso North America Corp.

510 High Street

P.O. Box 8050

Wisconsin Rapids, WI 54495-8050

USA

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Stora Enso Oyj

(Stora Enso Corporation)

Kanavaranta 1

P.O. Box 309

00101 Helsinki,

Finland

SENA 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

SENA 401(k) Plan

Index to Financial Statements

December 31, 2004 and 2003

Page(s)
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	4

Notes to Financial Statements	5-10

Supplemental Schedule

Schedule H, Item 4(i): Schedule of Assets (Held at End of Year) as of December 31, 2004	11

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the SENA 401(K) Board

SENA 401(K) Plan

Wisconsin Rapids, Wisconsin

We have audited the accompanying statement of net assets available for benefits of SENA 401(K) Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of SENA 401(K) Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin

June 3, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

SENA 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 (appearing in this Form 11-K) present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan at December 31, 2003 and for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

June 21, 2004

SENA 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments
Plan interest in the SENA Master Trust	$215,865,660	$202,229,339
Loans to participants	1,921,258	1,689,788

Total investments	217,786,918	203,919,127
Receivables
Company contributions	93,395	220,451
Participant contributions	—	243,616

Total receivables	93,395	464,067

Net assets available for benefits	$217,880,313	$204,383,194

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions
Additions to net assets attributed to Investment income (loss)
Interest in net investment income (loss) of the SENA Master Trust	$19,147,516	$37,369,747
Interest from participant loans	97,174	93,826

	19,244,690	37,463,573
Contributions
Company’s	3,442,811	3,929,931
Participants’ (including rollover contributions of $598,034 in 2004 and $229,682 in 2003)	9,396,545	9,608,763

	12,839,356	13,538,694

Total additions (reductions)	32,084,046	51,002,267

Deductions
Deductions from net assets attributed to Benefits paid to participants	18,722,295	11,266,318
Administrative expenses	12,247	12,392

Total deductions	18,734,542	11,278,710

Net increase (decrease) before plan transfer	13,349,504	39,723,557
Transfers from other plans (Note 1)	147,615	102,808

Net increase (decrease)	13,497,119	39,826,365

Net assets available for benefits
Beginning of year	204,383,194	164,556,829

End of year	$217,880,313	$204,383,194

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan

The following description of the SENA 401(k) Plan (the “Plan”) provides only general information. More complete information regarding the Plan’s provisions may be found in the plan document.

General

The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company and those United States subsidiaries and affiliates of the Company that adopt the Plan with the Company’s consent. All full time employees of the Company, as defined, who do not belong to a collective bargaining unit or, prior to December 31, 2002, who are not eligible to participate in the Stora Enso North America Retirement and Savings Plan (“RSP Plan”) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

During 2004 and 2003, net assets totaling $147,615 and $102,808, respectively, were transferred to the Plan from the SENA 401(k) Plan for Union Members or the SENA 401(k) Plan for Kimberly Union Members (“Kimberly Plan”), representing the account balances of participants whose change in employment status made them ineligible for coverage under the latter two plans. Under a trust agreement, Fidelity Management Trust Company (the “Trustee”) was appointed trustee of the Plan.

Contributions

Participants may contribute an amount up to 25% of eligible compensation effective January 1, 2003, as defined in the plan agreement, not to exceed IRC limitations. Effective January 1, 2002, participants who have attained age 50 may make catch-up contributions in accordance with applicable IRC provisions. The Company provides a matching contribution equal to 100% of the first 3% and 50% of the next 2% of the participant’s income deferred contributions effective January 1, 2003.

Participant contributions are generally made through payroll deductions. Participant and Company contributions are remitted to the Plan on a bi-weekly basis.

Investment Options

The Plan provides for various investment options within the SENA Master Trust. Each participant is responsible for designating multiples of whole percentages of both participant and Company contributions for investment among the available investment funds, other than Fidelity Brokerage Link. Designations may be changed on a daily basis at the participant’s discretion.

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

Fidelity Brokerage Link held former employer securities that were transferred to the Plan upon the merger of the Lake Superior Paper Industries Retirement Savings Investment Plan (the “LSPI Plan”) in 1996, along with a money market fund for liquidity purposes. Continuing contributions or transfers to Fidelity Brokerage Link were prohibited. Any dividends or other earnings received by a participant’s Fidelity Brokerage Link account were invested in the money market fund portion of the account until the participant directed investment of these amounts to one or more of the other investment funds under the Plan. The Plan’s investment in Fidelity Brokerage Link was liquidated in January 2003, and transferred to other participant directed funds.

Participant Accounts and Allocations

Participant recordkeeping is performed by Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”). For all investment options other than the SEO Unitized Stock Fund and Fidelity Brokerage Link, Fidelity maintains participant balances on a share method. Participant investments in the SEO Unitized Stock Fund and Fidelity Brokerage Link are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund’s short-term investments. At December 31, 2004 and 2003, the Plan held 555,951 units and 703,357 units, respectively, of the SEO Unitized Stock Fund at unit values of $37.90 and $32.84, respectively, and as of the same dates 0 units and 15 units, respectively, of Fidelity Brokerage Link at unit values of $1.00.

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and plan earnings, and charged with an allocation of investment and administrative expenses. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately fully vested in their contributions, Company contributions and the earnings thereon.

Benefits

Upon termination of employment, participants may elect to receive the value of their account in one of the following distribution methods:

(a)	Lump sum; or

(b)	Series of equal installments (quarterly or annually) over a period not exceeding the lesser of ten years or the joint life expectancy of the participant and his beneficiary; or

(c)	Transfer to an eligible retirement plan; or

(d)	Defer withdrawal to any time up to April 1 following the year in which age 70 ½ is attained; or

(e)	In the case of the Inter Lake Wisconsin Inc. 401(k) Retirement Plan trust to trust transfers into the Plan, which occurred in the 1998 and 2002 plan years, such transferred amounts may be paid in quarterly installments over a payment period specified by the participant (not exceeding the joint life expectancy of the participant and the designated beneficiary) or by a dollar amount specified by the participant for participants who have attained age 57 and terminated employment. A participant who retires after age 57, or who incurs a disability, may elect an ad hoc withdrawal in any amount up to two times in any plan year; or

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

(f)	In the case of the LSPI Plan, a participant in the plan immediately prior to the effective date of the merger may elect, prior to March 31, 2002, to receive an annuity contract purchased by the Trustee with such participant’s account balance to provide payments over a fixed period not exceeding ten years or the joint life expectancy of the participant and his beneficiary. Subsequent to March 31, 2002, no distributions in the form of an annuity contract are available under the Plan.

A participant may make the following withdrawals prior to termination:

(a)	Withdrawal of all or any portion of the balance in his account for a hardship causing immediate and heavy financial needs, as defined, (however, these withdrawals will generally be subject to a 10% penalty tax); or

(b)	After age 59 1/2, withdraw the entire account balance in a single lump sum; or

(c)	In the case of the Inter Lake Wisconsin Inc. 401(k) Retirement Plan trust to trust transfers into the Plan, which occurred in the 1998 and 2002 plan years, such transferred amounts may be withdrawn as follows:

(i)	a participant who has made after-tax voluntary contributions prior to 1987 may elect to withdraw such contributions once in any plan year while employed; and

(ii)	a participant who has attained age 59 1/2 may elect to withdraw a portion of his transferred amount once in each plan year quarter while employed.

If a participant dies before the distribution of benefits, the benefits are distributed to the beneficiary designated by the participant.

Loans to Participants

Participants meeting eligibility requirements may borrow up to the lesser of (a) 50% of their vested account balance or (b) $50,000, reduced by any outstanding loan balances, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions. Loans require payment within five years of the date of withdrawal, unless for the purchase of a primary personal residence, in which case the loan period shall not exceed 15 years. Loans bear interest at a rate equal to the prime rate as established by The Wall Street Journal on the first business day of the month in which application for such loan is made.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

Investment Valuation and Income Recognition

The Plan, along with the SENA 401(k) Plan for Union Members and the SENA 401(k) Plan for Kimberly Union Members, participates under a master trust arrangement in the SENA Master Trust. Each plan has an interest in the net assets of the SENA Master Trust, represented by the total of the specific interests of the individual participants of the plans.

All plan investments in the SENA Master Trust, except the investments in the SEO Unitized Stock Fund and Fidelity Brokerage Link, are stated at fair value based on quoted market prices. The fair values of the SEO Unitized Stock Fund and Fidelity Brokerage Link are computed daily based on share price, dividend information and the value of the short-term investments.

Loans to participants are valued at unpaid principal balances.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Interest and dividends and net realized and unrealized appreciation (depreciation) from the investment in the SENA Master Trust is recorded on the accompanying financial statements as interest in net investment income (loss) of the SENA Master Trust.

Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in the administration of the Plan are paid by the Company, except for fees related to loan administration and the Fidelity Brokerage Link, which are paid by the Plan.

Benefit Payments

Benefit payments to participants are recorded when paid.

3.	SENA Master Trust

The Plan’s allocated share of the SENA Master Trust’s net assets and investment activities is based upon the total of each participant’s share of the SENA Master Trust. The percentage of the Plan’s investment in the SENA Master Trust to the total net assets of the SENA Master Trust is 57% and 58% as of December 31, 2004 and 2003, respectively.

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

The fair value of investments of the SENA Master Trust is as follows:

	2004	2003
Investments, at fair value
Cash and cash equivalents	$0	$368,178
Common stocks	28,193,954	29,107,942
Mutual funds	348,708,936	318,648,970

Total investments	$376,902,890	$348,125,090

Investment income (loss) of the SENA Master Trust for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Net appreciation (depreciation) in fair value of investments
Common stock	$4,323,303	$8,094,367
Mutual funds	21,071,438	51,752,113

	25,394,741	59,846,480
Interest and dividends	6,775,390	4,166,231

	$32,170,131	$64,012,711

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	2004	2003
Stora Enso Oyj ADS, 555,951 and 1,688,408 shares, respectively	$21,070,540	$22,819,174
Fidelity Magellan Fund, 393,545 and 451,665 shares, respectively	40,846,015	44,145,733
Fidelity OTC Portfolio, 483,253 and 556,334 shares, respectively	16,764,031	18,064,168
Fidelity Retirement Government Money Market Fund, 24,399,600 and 26,296,553 shares, respectively	24,399,600	26,296,553
Fidelity Spartan U.S. Equity Index Fund, 424,587 and 419,133 shares, respectively	18,197,781	16,518,021
Fidelity U.S. Bond Index Fund, 993,820 and 864,724 shares, respectively	11,071,157	9,676,264
Fidelity Freedom 2020 Fund, 828,383 and 805,470 shares, respectively	11,564,225	10,487,215
Neuberger Berman Genesis Fund, 380,141 in 2004.	15,528,754	n/a

SENA 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Related Party Transactions

The Plan periodically invests in a money market fund and mutual funds managed by the Trustee, participant loans, and a fund invested in the American Depositary Shares of the Company’s parent, Stora Enso Oyj. Transactions involving these investments are considered to be party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

8.	Amounts Allocated to Withdrawn Participants

Approximately $53,135,157 and $62,321,460 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2004 and 2003, respectively, but who have not yet received distributions as of that date.

SENA 401(k) Plan	EIN: 39-2003332
Schedule of Assets (Held at End of Year)	Plan # 003
December 31, 2004	Schedule H, Item 4(i)

Identity of Issue, Lessor or Similar Party	Description of Investment	Current Value
* Participant Loans	Maturities ranging from 2005 to 2019; interest rates ranging from 4% to 11.75%	$1,921,258

*	Indicates party-in-interest.

SENA 401(k) Plan

Exhibits

December 31, 2004

Exhibit	23.01 Consent of Independent Accountants – Filed herewith.

Exhibit	23.02 Consent of Independent Accountants – Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SENA 401(k) Plan

Dated: June 24, 2005	By	/s/ Dawn E. Neuman
Dawn E. Neuman
Member, SENA 401(k) Board